Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is an English translation of a Spanish language document relating to instructions to participate in the Ordinary General Shareholders’ Meeting of Gas Natural SDG, S.A., which is available in Gas Natural’s website (www.gasnatural.com).

This is an English translation of a Spanish language document.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SDG, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

June 8, 2006

INSTRUCTIONS FOR PARTICIPATION

In accordance with Article 6 of the Regulations of the Shareholders’ Meeting, below is the appropriate information to facilitate shareholder attendance and to actively participate in the next Ordinary General Shareholder’s Meeting:

(i)	Place where the Meeting will be held and access to the room set up for that purpose.

(ii)	Model of attendance card and voting proxy document. Procedure for obtaining the originals.

(iii)	Systems and procedures to facilitate monitoring of the Meeting.

(i) Place where the Meeting will be held and access to the room set up for that purpose.

As indicated in the notice of meeting of the next Ordinary General Shareholders’ Meeting, it will be held on June 8, 2006 at L’Auditori, located in Barcelona at calle Lepant nº 150, at 12:00 p.m., on the first call, since, as expected from prior experience with respect to the Meetings, the necessary quorum for that purpose will be reached.

Starting one hour before the time scheduled for the start of the meeting, the shareholders must show up at the entry registration desks and deliver the attendance cards, and, as the case may be, the proxy documents and documents evidencing legal representation to the authorized personnel. For that purpose, the registration desks and the authorized personnel will be properly indicated and identified. In any case, at the time that the Meeting begins, registration of the attendance cards will not be admitted.

With the delivery of the attendance cards and delegations, the authorized personnel will proceed with accreditation of the requirements set forth in Articles 33 and 34 of the Bylaws of the Company and Article 9 of the Regulations of the Shareholders’ Meeting, as well as accreditation of the registration, correctly in advance, in the Registry of Book-Entry Notations of the “Sistemas de Registro, Compensación y Liquidación de Valores, S.A.” (IBERCLEAR) and its Participating Entities.

Specifically, only shareholders who, individually or jointly with other shareholders, hold at least 100 shares may attend the Meeting, provided that they are registered in the applicable book-entry registry at least five days prior to the meeting, and have been supplied with the corresponding attendance card in the form indicated in item (ii) below.

Only shareholders who have complied with these formalities may, with the right to vote, enter the meeting room set up for the Ordinary General Shareholders’ Meeting.

With respect to proxies, any shareholder who, in accordance with the above, can attend the meeting, may be represented by another shareholder, also having the right to vote, provided that the Company is notified at least three (3) days in advance of the meeting. The proxy can always be revoked. Personal attendance at the Meeting of the person being represented shall have the value of revocation.

(ii) Model attendance card and voting proxy document. Procedure for obtaining the originals.

The Meeting attendance card and, in the case of representation, the proxy document which the shareholders must present at the registration desks must conform to the model attached hereto as an Exhibit.

The shareholders will be supplied with the attendance cards through the Participating Entity authorized to maintain the share registry. To that effect, the shareholders must first submit to these entities the notice they received at their domicile so that said entities, in turn, can obtain the corresponding attendance cards from the Company itself and subsequently submit them, by name, to the shareholders.

As the case may be, the proxy must be granted in writing and as a special proxy specific to the Meeting, unless otherwise provided in Article 108 of the Spanish Law of Corporations (Ley de Sociedades Anónimas) in cases of representation of family members and the granting of general powers in a public document. For that purpose, the shareholders must submit to their depositary entity the duly signed proxy so that this entity will, in turn, send it to the Company.

It is expressly stated that, at the next Ordinary General Shareholders’ Meeting, electronic voting or proxy systems may not be used.

(iii) Systems and procedures to facilitate monitoring of the Meeting.

Since the Meeting will be held in a single room, no audiovisual media will be available to monitor the Meeting.

Any other relevant information for the shareholder is available in this website. However, if you wish, you may also request information from:

Department of Investor Relations

Av. Portal de l’Angel, 20 08002 Barcelona

Tel. +93 402 58 91

Fax. +93 402 58 96

e-mail: relinversor@gasnatural.com

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